Exhibit 99.1

Li Bang International Announces the Listing of Class A Ordinary Shares

JIANGYIN, China, November 20, 2025 /PRNewswire/ -- Li Bang International Corporation Inc. (“Li Bang International”) and its subsidiaries (collectively, the “Company,” “we,” “us,” “our company,” or “Li Bang”) (Nasdaq: LBGJ), a company engaged in designing, developing, producing, and selling stainless steel commercial kitchen equipment in China, today announced the listing of the new Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares), on the Nasdaq Capital Market in substitution for the previously listed ordinary shares, par value US$0.0001 per share (“Ordinary Shares”). Starting from the opening of trading on November 21, 2025, being the market effective date, the Class A Ordinary Shares will begin trading on the Nasdaq Capital Market in substitution for the Ordinary Shares under the same symbol “LGBJ” and the same CUSIP number of G5480M102.

On June 27, 2025, the Company’s shareholders approved an amendment and restatement of our memorandum and articles of association to adopt a dual-class share structure by:

(a) re-designating, on a one-for-one basis, all of the then issued and outstanding Ordinary Shares into Class A Ordinary Shares, each having one (1) vote per share and the other rights attached to it as set out in the Company’s amended and restated memorandum and articles of association (the “Amended and Restated M&A”);

(b) re-designating, on a one-for-one basis, 50,000,000 of the authorized but unissued Ordinary Shares into Class B ordinary shares, par value US$0.0001 per share (“Class B Ordinary Shares”), each having fifteen (15) votes per share and the other rights attached to it as set out in the Amended and Restated M&A; and

(c) re-designating, on a one-for-one basis, all of the remaining authorized but unissued Ordinary Shares into Class A Ordinary Shares.

Following the adoption of the dual-class share structure, the authorized share capital of the Company is US$50,000 divided into 450,000,000 Class A Ordinary Shares and 50,000,000 Class B Ordinary Shares. The Ordinary Shares held by the public shareholders have been re-designated into Class A Ordinary Shares on a one-for-one basis.

Following the adoption of the dual-class share structure, we repurchased an aggregate of 15,436,000 Class A Ordinary Shares held by Maple Huang Holdings Limited and Funa Lee Holdings Limited and issued an equal number of new Class B Ordinary Shares to such shareholders in consideration therefor. Mr. Huang Feng, our Chief Executive Officer and Chairman of the Board of Directors, has the voting and dispositive power of all the shares held by Maple Huang Holdings Limited. Ms. Funa Li, our director and the spouse of Mr. Huang, has the voting and dispositive power of all the shares held by Funa Lee Holdings Limited. Mr. Huang and Ms. Li therefore now beneficially own all of our issued and outstanding Class B Ordinary Shares and control a vast majority of our total voting power.

As a result of the aforementioned share re-designation, share repurchase and share issuance and with approval from Nasdaq, the Class A Ordinary Shares will begin trading on the Nasdaq Capital Market in substitution for the Ordinary Shares from the opening of trading on November 21, 2025, under the same symbol “LGBJ” and the same CUSIP number of G5480M102. Class B Ordinary Shares of the Company will not be listed and traded on the Nasdaq Capital Market or any other exchange.

About Li Bang International Corporation Inc.

Li Bang International Corporation Inc. (Nasdaq: LBGJ) specializes in the development, production, and sale of stainless-steel commercial kitchen equipment under its own “Li Bang” brand in China. In addition to its product offerings, the Company provides comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance. Committed to innovation and high-quality, the Company uses modern production facilities and mature procedures and strives to become a first-class commercial kitchen appliance manufacturer in China. The Company’s long-term vision is to establish itself as a household name, synonymous with the products it manufactures. For more information, please visit the company’s website at https://ir.libangco.cn.

Forward Looking Statements

Certain statements in this announcement constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the U.S. Securities and Exchange Commission.

CONTACTS

Li Bang International Corporation Inc.

Investor Relations Department

Email: guanli@libangco.cn

WFS Investor Relations

Email: services@wealthfsllc.com

Phone: +1 628 283 9214